Exhibit 99.1

MEGA MATRIX INC.

103 Tampines Street 86 #03-06

The Alps Residences

Singapore 528576

To the Shareholders of Mega Matrix Inc.:

You are cordially invited to attend the 2024 Annual General Meeting of Mega Matrix Inc. (the “Company”) to be held on Friday, December 13, 2024 (the “Annual Meeting”) at 10:00 a.m., Pacific Standard Time. The Annual Meeting will be held entirely online. You will be able to attend and participate in the Annual Meeting online by visiting https://www.cstproxy.com/megamatrix/am2024, where you will be able to listen to the Annual Meeting live, submit questions, and vote. Only registered holders of our Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value $0.001 per share (Class B Ordinary Shares, with Class A Ordinary Shares, together, “Ordinary Shares” or “Shares”) as of the close of business on November 1, 2024, are entitled to notice of and to vote at the Annual Meeting. A notice of the Annual Meeting (“Notice”), a proxy card (“Proxy Card”) and a proxy statement (“Proxy Statement”) containing information about the matters to be voted upon at the Annual Meeting are enclosed.

Our activities for the fiscal year ended December 31, 2023, are included in the annual report on Form 10-K, as amended, filed by our predecessor Mega Matrix Corp. with the Securities and Exchange Commission (“SEC”) on March 18, 2024 (the “Annual Report”). Upon written request to the Secretary of the Company, the Company will provide, without charge, to each person solicited a copy of the Annual Report, including the financial statements and report of independent registered public accounting firm filed therewith. The Annual Report and other reports that we file with the SEC are also available to the public from the SEC’s website at http://www.sec.gov.

Whether or not you plan to attend the Annual Meeting, the Company requests that you please exercise your voting rights by completing and returning your Proxy Card promptly in the enclosed self-addressed stamped envelope, or to vote your shares online electronically at https://www.cstproxyvote.com/. If you are a registered holder of Ordinary Shares, by attending the Annual Meeting and voting online, your Proxy Card will not be used.

We are providing the accompanying Proxy Statement and accompanying Proxy Card to our shareholders in connection with the solicitation of proxies to be voted at the Annual Meeting and at any adjournments of such meeting. Whether or not you plan to attend the Annual Meeting, we urge you to read the Proxy Statement and sign, date and return the Proxy Card.

On behalf of our board of directors, I thank you for your support.

Sincerely,

/s/ Yucheng Hu
Yucheng Hu
Chairman of the Board and Chief Executive Officer

MEGA MATRIX INC.

103 Tampines Street 86 #03-06

The Alps Residences

Singapore 528576

NOTICE OF THE 2024 ANNUAL GENERAL MEETING

OF

MEGA MATRIX INC.

To Be Held on December 13, 2024

Dear Shareholder:

NOTICE IS HEREBY GIVEN that the 2024 Annual General Meeting of Mega Matrix Inc. (the “Company”) will be held on Friday, December 13, 2024 (the “Annual Meeting”) at 10:00 a.m., Pacific Standard Time. The Annual Meeting will be held entirely online. You will be able to attend and participate in the Annual Meeting online by visiting https://www.cstproxy.com/megamatrix/am2024, where you will be able to listen to the Annual Meeting live, submit questions, and vote.

At the Annual Meeting, our shareholders will be asked to consider and vote upon:

Proposal No. 1. To consider and approve a proposal, as an ordinary resolution, to elect four (4) persons to the board of directors of the Company, each to serve until the next annual general meeting of shareholders of the Company or until such person shall resign, be removed or otherwise leave office. We refer to Proposal No. 1 as the “Director Appointment Proposal.”

Proposal No. 2. To consider and approve a proposal, as an ordinary resolution, that the appointment of Audit Alliance LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2024, be approved and ratified. We refer to Proposal No. 2 as the “Ratification of Auditors Proposal.”

Proposal No. 3. To consider and approval a proposal, as a special resolution, that the title to Class A Ordinary Shares (as defined below) listed on NYSE American in the United States of America for so long as the Company’s Class A Ordinary Shares are there listed and any other stock exchange on which the Company’s Class A Ordinary Shares are listed for trading (the “Designated Stock Exchange”), may be evidenced and transferred in accordance with the laws applicable to the rules and regulations of the Designated Stock Exchange and, for these purposes, the register of members of the Company may be maintained in accordance with section 40B of the Companies Act (Revised) of the Cayman Islands. We refer to Proposal No. 3 as the “Listed Share Register Proposal.”

Only holders of our Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value $0.001 per share (Class B Ordinary Shares, with Class A Ordinary Shares, together, “Ordinary Shares” or “Shares”) as of the close of business on November 1, 2024, are entitled to notice of the Annual Meeting and to vote at the meeting and any adjournments of the meeting. A complete list of our shareholders of record entitled to vote at the Annual Meeting will be available for ten (10) days before the meeting at our principal executive offices for inspection by shareholders during ordinary business hours for any purpose germane to the meeting. (Ratification of Auditors Proposal, Director Appointment Proposal, and Listed Share Register Proposal, together, “Proposals”).

Each of these Proposals is more fully described in the accompanying Proxy Statement. We ask that you vote or date, sign and return the enclosed Proxy Card in the self-addressed stamped envelope. If you are a registered holder of Ordinary Shares, you may revoke your Proxy Card and vote online during the meeting if you later decide to attend the meeting.

Sincerely,

/s/ Yucheng Hu
Yucheng Hu
Chairman of the Board and Chief Executive Officer
November 6, 2024

MEGA MATRIX INC.

103 Tampines Street 86 #03-06

The Alps Residences

Singapore 528576

PROXY STATEMENT

November 6, 2024

GENERAL INFORMATION

This Proxy Statement and the accompanying Proxy Card are being mailed to shareholders of Mega Matrix Inc. (the “Company”) in connection with the solicitation of proxies by the board of directors (the “Board”) of the Company for the 2024 Annual General Meeting of the Company (the “Annual Meeting”) to be held entirely virtually on December 13, 2024, at 10:00 a.m., Pacific Standard Time at https://www.cstproxy.com/megamatrix/am2024. The Company’s activities for the fiscal year ended December 31, 2023, are included in the annual report on Form 10-K, as amended, filed by our predecessor Mega Matrix Corp. with the Securities and Exchange Commission (“SEC”) on March 18, 2024 (the “Annual Report”).

Voting By Registered Holders of Ordinary Shares

When your Proxy Card is returned properly executed, the Ordinary Shares it represents will be voted in accordance with your specifications. You have three choices as to your vote on each of the items described in this Proxy Statement that are to be voted upon at the Annual Meeting. You may vote “for” or “against” each item or “abstain” from voting by marking the appropriate box.

Voting via the Internet. To vote through the Internet before the Annual Meeting, go to https://www.cstproxyvote.com/ and follow the on-screen instructions to complete an electronic Proxy Card. Please have your Proxy Card available when you access the website. You will need the information on your Proxy Card to vote your shares. We encourage you to vote via the Internet. You may vote online until 11:59 p.m. EST the day before the Annual Meeting.

Voting by mail. To vote using the Proxy Card, simply complete, sign and date the Proxy Card that was delivered to you by mail and return it promptly in the envelope provided. If you return your signed Proxy Card to us before the Annual Meeting, we will vote your shares as you direct. If you sign and return your Proxy Card but do not specify any choices, you will thereby confer discretionary authority for your Ordinary Shares to be voted as recommended by the Board. The Proxy Card also confers discretionary authority on the individuals named therein to vote on any variations to the proposed resolutions.

Whether or not you plan to attend the Annual Meeting , you can be assured that your Ordinary Shares are voted by completing, signing, dating and returning the enclosed Proxy Card to the attention of the Company’s chief financial officer at 103 Tampines Street 86 #03-06, The Alps Residences, Singapore, 528576, not less than forty-eight (48) hours before the time appointed for the Annual Meeting (or any adjournment thereof), or in the case of a poll taken subsequently to the date of the Annual Meeting (or adjourned meeting), not less than forty-eight (48) hours before the time appointed for the taking of the poll, provided always that the Chairman of the Annual Meeting may at his discretion direct that the form of proxy shall be deemed to have been duly deposited upon receipt of telex or cable or facsimile confirmation from the appointor that the form of proxy duly signed is in the course of transmission to the Company. You may revoke your Proxy Card at any time before it is exercised by giving written notice thereof to the Secretary of the Company, by submitting a subsequently dated Proxy Card , by attending the Annual Meeting and withdrawing the Proxy Card, or by voting at the Annual Meeting.

Each holder of the Ordinary Shares in the capital of the Company in issue and recorded in the Register of Members of the Company at the close of business on November 1, 2024, is entitled to vote at the Annual Meeting. All such Ordinary Shares entitled to vote at the Annual Meeting are referred to herein as “Record Shares.” The presence via online participation or by proxy of two shareholders will constitute a quorum for the transaction of business at the Annual Meeting. Proposals put to the vote at the Annual Meeting will be decided by electronic voting unless a poll is demanded by the Chairman of the Annual Meeting or any holder of Record Shares participating online or by proxy. Every holder of a Class A Ordinary Share participating online or by proxy is entitled to one (1) vote for each Class A Ordinary Share, and the holder of a Class B Ordinary Share participating online or by proxy is entitled to fifty (50) votes for each Class B Ordinary Share.

If two or more persons are jointly registered as holders of an Ordinary Share then in voting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other holders of the Ordinary Share and, for this purpose seniority, shall be determined by the order in which the names stand on the register of the Members.

Broker Non-Votes and Abstentions

Under the rules of various national and regional securities exchanges, your broker, bank or other nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or other nominee. The Proposals, except for the Ratification of Auditors Proposal, will be considered non-discretionary and therefore your broker, bank or other nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a Proxy Card expressly indicating that it is NOT voting your shares; this indication that a broker, bank or other nominee is not voting your shares is referred to as a “broker non-vote.” The Ratification of Auditors Proposal will be considered discretionary and therefore your broker, bank or other nominee may vote your shares without your instruction.

With respect to the meeting, only shareholders (either present in person or by proxy, including abstentions) will be considered present for the purposes of establishing a quorum.

Certain Filings With SEC

Our activities for the fiscal year ended December 31, 2023, are included in the Annual Report. Upon written request to the Secretary of the Company, the Company will provide, without charge, to each person solicited a copy of the Annual Report, including the financial statements and report of independent registered public accounting firm contained therein. The Annual Report and other reports that we file with the SEC are also available to the public from the SEC’s website at http://www.sec.gov.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of November 1, 2024:

●	each person known to us to own beneficially more than 5% of our Ordinary Shares;
●	each of our current executive officers and directors; and
●	each of our directors and executive officers as a group.

Except as indicated in the footnotes to this table, the shareholders named in the table are known to the Company to have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable. Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership within sixty (60) days after November 1, 2024.

As of November 1, 2024, we had a total of 40,470,084 Class A Ordinary Shares outstanding. As of November 1, 2024, we have not issued any Class B Ordinary Shares. Unless otherwise indicated, the business address of each of the individuals is c/o Mega Matrix Inc., 103 Tampines Street 86 #03-06, The Alps Residences, Singapore, 528576.

Name	Class A Shares Beneficially Owned	Percentage of Ownership
Officers and Directors
Yucheng Hu, Director, Chairman, President and Chief Executive Officer(1)	5,963,700	14.73%
Qin (Carol) Wang, Chief Financial Officer, Company Secretary and Treasurer(2)	24,000	*
Junyi Dai, Director	-	-
Siyuan Zhu, Director	-	-
Qin Yao, Director	-	-
All directors and executive officers as a group (5 persons)	5,987,700	14.78%

5% or greater owners:
Yucheng Hu, Director, Chairman, President and Chief Executive Officer(1)	5,963,700	14.73%

*	Less than 1%
(1)	Includes 30,000 shares of Class A Ordinary Shares issuable upon exercise of stock options and settlement of vested RSUs. Mr. Hu beneficially owns 5,963,700 Class B Ordinary Shares as of November 1, 2024.
(2)	Includes 6,000 shares of Class A Ordinary Shares issuable upon exercise of stock options and settlement of vested RSUs.

BOARD OF DIRECTORS

The Board is responsible for establishing broad corporate policies and for overseeing the overall performance of the Company. The Board reviews significant developments affecting the Company and acts on other matters requiring its approval.

Number and Terms of Directors. The Company’s Board of directors is comprised of only one class. All of the directors will serve until the next annual general meeting of shareholders or until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. There are no family relationships among any of the directors and executive officers. The Company’s directors have received compensation in the form of cash for their services on the Board.

The Company has an Audit Committee, a Compensation Committee and an Executive Committee of the Board of directors, each of which is discussed below. Our Board of directors has determined that Audit Committee and Compensation Committee members are independent under applicable NYSE and SEC rules for committee memberships.

Board Independence. A majority of the Board of directors of the Company, consisting of Ms. Zhu, Mr. Dai and Ms. Yao, are independent directors, as defined in Section 803A of the NYSE American Company Guide. In addition, each of Ms. Zhu, Mr. Dai and Ms. Yao are members of the Board’s Audit Committee and Compensation Committee.

Audit Committee. The Audit Committee operates under a charter adopted and approved by the Board of directors, which is available on the Company’s website at https://file.mtmtgroup.com/uploads/files/468db0660db4a73f43ede24115b704e2.pdf. The Audit Committee meets with the Company’s management and its independent registered public accounting firm to review internal financial information, audit plans and results, and financial reporting procedures. The current Audit Committee consists of Ms. Siyuan Zhu (Chair), Ms. Qin Yao, and Mr. Junyi Dai. The board of directors has determined that Ms. Siyuan Zhu, Ms. Qin Yao and Mr. Junyi Dai are independent within the meaning of Sections 803A and 803B(2) of the NYSE American Company Guide, and that Ms. Zhu is an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K promulgated by the SEC. The Audit Committee held 4 meetings during the fiscal year ended December 31, 2023.

Compensation Committee. The Compensation Committee assists the Board of directors in discharging its responsibilities relating to compensation of the Company’s directors and officers and complying with disclosure requirements regarding such compensation, if and when required and in accordance with applicable SEC and stock exchange rules and regulations. The Compensation Committee operates under a charter adopted and approved by the board of directors, which is available on the Company’s website at https://file.mtmtgroup.com/uploads/files/f09b1d6dab27ee8822047a3ff459de31.pdf. The current Compensation Committee consists of Mr. Junyi Dai (Chair), Ms. Siyuan Zhu, and Ms. Qin Yao. The Board of directors has determined that Ms. Siyuan Zhu, Mr. Junyi Dai, and Ms. Qin Yao are independent within the meaning of Section 803A and Section 105(c) of the NYSE American Company Guide and Rule 10C-1(b)(1) under the Securities Exchange Act of 1934, and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. The Compensation Committee held 4 meetings during the fiscal year ended December 31, 2023.

Nominating and Governance Committee. The Company does not have a formal nominating committee. The independent directors separately consider and make recommendations to the full board of directors regarding any candidate being considered to serve on the board of directors, and the full board of directors’ reviews and makes determination regarding such potential candidates. In light of this practice, which is similar to the practices of many boards of directors that have a standing nominating committee, the board of directors believes it is unnecessary to formally establish such a committee.

Although the Company’s board of directors does not have a formal policy with respect to board of directors diversity, it strives to constitute the board of directors with directors who bring to our Company a variety of perspectives, cultural sensitivity, life experiences, skills, expertise, and sound business understanding and judgment derived from a broad range of business, professional, community involvement, and finance experiences, as well as directors who have skills and experience that are relevant and helpful to the Company’s industry and operations and who have the desire and capacity to actively serve.

Executive Committee. The Executive Committee has the authority to acquire, dispose of and finance investments for the Company and execute contracts and agreements, including those related to the borrowing of money by the Company, and generally exercises all other powers of the board of directors except for those which require action by all of the directors or the independent directors under the second amended and restated memorandum and articles of association, or under applicable law or stock exchange requirements. As of December 31, 2023, the Executive Committee consisted of only two (2) directors, Mr. Yucheng Hu and Mr. Yunheng (Brad) Zhang. The Executive Committee did not meet during the fiscal year ended December 31, 2023.

PROPOSAL NO. 1.

APPOINTMENT OF BOARD DIRECTORS

General

The Company’s Board of directors currently consists of four (4) directors, each serving a one (1) year term, and they will stand for election at our Annual Meeting. At the 2024 Annual Meeting, shareholders will be asked to elect the director nominees listed below.

Nominees for Director

The nominees for director have consented to being named as nominees in this Proxy Statement and have agreed to serve as directors, if elected. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the four (4) nominees named below. If any nominee of the Company is unable or declines to serve as a director at the time of the 2024 Annual Meeting, the proxies will be voted for any nominee designated by the present Board of directors to fill the vacancy. The Board of directors has no reason to believe that any of the nominees will be unavailable for election. The directors who are elected will hold office until the next annual general meeting of shareholders or until their earlier death, resignation or removal, or until their successors are elected and qualified. There are no arrangements or understandings between any of our directors and any other person pursuant to which any director was selected to serve as a director of the Company. Directors are elected until their successors are duly elected and qualified. There are no family relationships among our directors or officers.

The following sets forth the persons nominated by the board of directors for election and certain information with respect to those individuals as of November 1, 2024:

Director Nominee	Age	Position	Director Since
Yucheng Hu	37	Chairman, President, Chief Executive Officer, and Director	2021
Siyuan Zhu (1)(2)	39	Director	2021
Junyi Dai (1)(3)	37	Director	2024
Qin Yao (1)(4)	40	Director	2021

(1)	Independent Director
(2)	Chairperson of the Audit Committee and Member of the Compensation Committee
(3)	Chairperson of the Compensation Committee and Member of the Audit Committee
(4)	Member of the Audit Committee and the Compensation Committee

Biographies of Nominees

Mr. Yucheng Hu, Chairman, President and Chief Executive Officer. Mr. Yucheng Hu has been our president and chief executive officer since September 30, 2021, and our director since October 1, 2021. Mr. Hu is the founder of Chengdu Quleduo Technology Co., Ltd., and has served as its Chief Executive Officer since 2011. Mr. Hu is a successful entrepreneur with over 15 years of experience in the internet industry. Mr. Hu established the Xiyou online mobile game platform (wwwx52xiyou.com), which is a popular online gaming platform in China. Mr. Hu has also formed various software programming studios, such as the Mengqu studio, and has developed various mini-programs for social media applications such as the “click-and-play” application for instant on-line games access. Mr. Hu brings a wealth of management experience to the Board, including several executive positions within the internet and online gaming industry.

Ms. Siyuan Zhu. Ms. Siyuan Zhu has been our director since October 1, 2021. Ms. Zhu is currently a senior finance manager of Asia Region of IAC (Shanghai) Management Co., Ltd. since 2016. From 2013 to 2015, Ms. Zhu has served as a finance manager in IAC (Shanghai) Automotive Component Technology Co., Ltd. Prior to 2013, Ms. Zhu held various positions at KPMG Huazhen for a total of seven years and served as a program manager from 2011 to 2013. Ms. Zhu has served as an independent director of TD Holdings, Inc. (NASDAQ: GLG) from May 2019 to April 2021. Ms. Zhu holds a Bachelor’s degree in Foreign Language and Literature from Shanghai International Studies University. Ms. Zhu is a certified public accountant in China. As a certified public accountant in China and as an independent director on another Nasdaq listed company, the Company believes Ms. Zhu is qualified to be on the Board.

Mr. Junyi Dai.  Mr. Dai has been the Managing Director at FLMD Pty. Ltd since 2015, where he oversees strategic planning to maximize shareholder value, manages team execution across departments, and maintains crucial relationships with stakeholders such as major customers, suppliers, and local governments. From 2009 to 2014, Mr. Dai served as General Manager Assistant at Peng Xin Investment Co. Ltd, where he was involved in financial and investment planning for listed companies. He earned his Bachelor of Commerce from the University of New South Wales.

Ms. Qin Yao. Ms. Qin Yao has been our director since October 1, 2021. Ms. Yao is currently an information engineer at Tencent Holdings Co., Ltd (stock code: 00700), a company listed on the Hong Kong Stock Exchange, and responsible for the products and market expansion of Tencent’s Industrial Internet Sector since 2017. From 2010 to 2017, Ms. Yao served as an electronic information engineer in China United Network Communications Co., Ltd. Ms. Yao has more than 10 years of investment experience in the field of cloud computing, big data, artificial intelligence and technology information services. She also has profound knowledge of financial planning, financial budgeting and financial risk management related to the cloud business. Ms. Yao holds a Bachelor’s degree in Electronic Information Engineering from the University of Electronic Science and Technology in Chengdu in 2004. The Board believes Ms. Yao brings a long history of product and market expansion experience to the Board, which qualifies her to serve on the Board.

Independent Director Agreements

Pursuant to the Independent Director Agreement, during the term of service as a director of the Company, each current independent director of the Company is entitled to an annual fee, plus reimbursement of expenses. In connection with their appointments as independent directors of the Company, Ms. Yao and Ms. Zhu, and Mr. Dai will each receive an annual director’s fee in the amount of $18,000 for the fiscal year of 2025, if elected.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF THE DIRECTOR NOMINEES.

Vote Required for Approval

This proposal requires the approval of an ordinary resolution under Cayman Islands law which requires the affirmative vote of the holders of a majority of our Ordinary Shares that are represented in person or by proxy and entitled to vote thereon and actually cast a vote at the meeting. Accordingly, abstentions and broker non-votes will have no effect on this proposal.

Full Text of the Resolution

RESOLVED, as an ordinary resolution, that Messrs. Yucheng Hu and Junyi Dai, Ms. Yao and Ms. Zhu each be appointed as a director to hold office in accordance with the second amended and restated memorandum and articles of association of the Company until the 2025 Annual General Meeting of the Company and until his or her successor is appointed and duly qualified, or until his or her earlier resignation or removal.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPOINTMENT OF EACH OF MESSRS. YUCHENG HU AND JUNYI DAI, MS. QIN YAO AND MS. SIYUAN ZHU AS A DIRECTOR TO SERVE A ONE-YEAR TERM UNTIL THE 2025 ANNUAL GENERAL MEETING OF THE COMPANY AND UNTIL THEIR SUCCESSORS ARE APPOINTED AND DULY QUALIFIED, OR UNTIL SUCH DIRECTOR’S EARLIER RESIGNATION OR REMOVAL. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPOINTMENT OF EACH SAID NOMINEE.

PROPOSAL NO. 2

APPROVAL AND RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of directors is responsible for the selection of the Company’s independent registered public accounting firm. The Audit Committee has selected, and the Company has retained the public accounting firm of Audit Alliance LLP (“Audit Alliance”) as the independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending December 31, 2024. Although the Company has retained its independent auditor and even though ratification is not required by the Company’s second amended and restated memorandum and articles of association, the Board of directors is submitting the selection of Audit Alliance to the Company’s shareholders for ratification as a matter of good corporate practice and we are asking the Company’s shareholders to approve the appointment of Audit Alliance. In the event the Company’s shareholders fail to ratify the appointment, the Audit Committee may reconsider this appointment.

A representative of Audit Alliance is expected to participate via the Internet at the Annual Meeting and will be afforded an opportunity to make a statement at the Annual Meeting if the representative desires to do so. It is also expected that such representative will be available at the Annual Meeting to respond to appropriate questions by shareholders.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE SELECTION OF AUDIT ALLIANCE LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024.

Vote Required for Approval

This proposal requires the approval of an ordinary resolution under Cayman Islands law which requires the affirmative vote of the holders of a majority of our Ordinary Shares that are represented in person or by proxy and entitled to vote thereon and actually cast a vote at the meeting. Accordingly, abstentions and broker non-votes will have no effect on this proposal.

Full Text of the Resolution

RESOLVED, as an ordinary resolution, that the appointment of Audit Alliance LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2024, be approved and ratified.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL AND RATIFICATION OF THE APPOINTMENT OF AUDIT ALLIANCE LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL AND RATIFICATION OF THE APPOINTMENT AUDIT ALLIANCE LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024.

PROPOSAL NO. 3

APPROVAL OF THE LISTED SHARE REGISTER

The Board of directors is submitting to the shareholders to consider and approval a proposal, as a special resolution, that the title to Class A Ordinary Shares listed on NYSE American in the United States of America for so long as the Company’s Class A Ordinary Shares are there listed and any other stock exchange on which the Company’s Class A Ordinary Shares are listed for trading (the “Designated Stock Exchange”), may be evidenced and transferred in accordance with the laws applicable to the rules and regulations of the Designated Stock Exchange and, for these purposes, the register of members of the Company may be maintained in accordance with section 40B of the Companies Act (Revised) of the Cayman Islands.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE LISTED SHARE REGISTER.

Vote Required for Approval

This proposal requires the approval of a special resolution under Cayman Islands law which requires the affirmative vote of the holders of not less than two-thirds of our Ordinary Shares that are represented in person or by proxy and entitled to vote thereon and actually cast a vote at the meeting. Accordingly, abstentions and broker non-votes will have no effect on this proposal.

Full Text of the Resolution

RESOLVED, as a special resolution, that the title to Shares listed on NYSE American in the Class A Ordinary States of America for so long as the Company’s Class A Ordinary Shares are there listed and any other stock exchange on which the Company’s Class A Ordinary Shares are listed for trading (the “Designated Stock Exchange”), may be evidenced and transferred in accordance with the laws applicable to the rules and regulations of the Designated Stock Exchange and, for these purposes, the register of members of the Company may be maintained in accordance with section 40B of the Companies Act (Revised) of the Cayman Islands.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL AND RATIFICATION OF THE LISTED SHARE REGISTER PROPOSAL. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL AND RATIFICATION OF LISTED SHARE REGISTER PROPOSAL.

GENERAL

As of the date of this Proxy Statement, the Board has no knowledge of any business which has been presented for consideration at the Annual Meeting other than that described above.

Present officers, directors and other employees of the Company may solicit proxies by telephone, telecopy, telegram or mail, or by meetings with shareholders or their representatives. The Company will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy materials to beneficial owners. All expenses of solicitation of proxies will be borne by the Company.

By Order of the Board of Directors,

/s/ Yucheng Hu
Yucheng Hu
Chairman of the Board and Chief Executive Officer

Dated: November 6, 2024